Exhibit 5.1

November 22, 2013

GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580

Re:           Post-Effective Amendment No. 1 to Registration Statements on Form S-8

Ladies and Gentlemen:

I am Acting General Counsel and Secretary of GAMCO Investors, Inc. (the “Company”), a corporation organized under the laws of the State of Delaware.  I am acting as counsel for the Company in connection with the preparation and filing of Post Effective Amendment No. 1 (the “Amendment”) to Registration Statements on Form S-8 (333-172427, 333-126095 and 333-76748) (the “Registration Statements”) being filed with the Securities and Exchange Commission on November 22, 2013 under the Securities Act of 1933, as amended (the “Securities Act”).  The Amendment relates to the adoption of the GAMCO Investors, Inc. 2002 Stock Award and Incentive Plan and the GAMCO Investors, Inc. 1999 Stock Award and Incentive Plan (collectively, the “Plans”) by the Company, pursuant to Rule 414 of the Act, as a successor issuer of GAMCO Investors, Inc., a New York corporation (“GAMCO-NY”).

I am familiar with the actions taken by the Company pursuant to that certain Agreement and Plan of Merger dated as of October 14, 2013 (the “Merger Agreement”) providing for the merger of GAMCO-NY, with and into the Company, then a wholly-owned subsidiary of GAMCO-NY, for the purpose of changing the state of incorporation of GAMCO-NY.

In connection with the foregoing, I have examined originals or copies certified or otherwise identified to our satisfaction of: (i) the Amended and Restated Certificate of Incorporation of the Company, as currently in effect; (ii) the Amended and Restated By-Laws of the Company, as currently in effect, (iii) corporate proceedings of the Company, (iv) the Plans, (v) the Registration Statements, (vi) the Merger Agreement, and (vii) such other documents, instruments and certificates of officers and representatives of the Company and public officials, and I have made such examination of the law, as I have deemed appropriate as the basis for the opinion hereinafter expressed.  In making such examination, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to me as originals, and the conformity to original documents of documents submitted to me as certified or photostatic copies. As to any facts material to the opinions expressed herein which I have not independently established or verified, I have relied upon oral or written statements and representations of officers and other representatives of the Company and others.

Based upon the foregoing and subject to the assumptions, qualifications and limitations set forth herein, I am of the opinion that the shares reserved for issuance under the Plans have been duly authorized and, when issued pursuant to the terms and in the manner set forth in the Plans, will be validly issued, fully paid and non-assessable.

I am a member of the Bar of the District of Columbia.  I express no opinion as to the effects of any laws, statutes, regulations or ordinances other than the laws of the States of New York and Delaware and the federal laws of the United States of America as in effect on the date of this letter, and I am expressing no opinion as to the effect of the laws of any other jurisdiction or as of any later date.

I consent to the use of this opinion as an exhibit to the Amendment, and further consent to the use of my name wherever appearing in the Amendment and any subsequent amendment thereto.  In giving these consents, I do not thereby admit that I am included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Thomas J. Hearity
Thomas J. Hearity
Acting General Counsel and Secretary